Sanford C. Bernstein & Co., LLC

**(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)**

Statement of Financial Condition

December 31, 2023

**(With Independent Registered Public Accounting Firm's Report
Thereon)**



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Sanford C. Bernstein & Co., LLC

Opinion on the Financial Statement* – Statement *of Financial Condition

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the =financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2024

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 150 3rd Avenue South, Suite 1400, Nashville, TN 37201
T: (615) 503 2860, www.pwc.com/us

SANFORD C. BERNSTEIN & CO., LLC

(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2023

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	393,329
Cash and securities segregated under Federal regulations (cost $859,448)		867,679
Receivables:		
Brokers and dealers		38,216
Customers (including officers)		1,314,656
Fees		2,093
Due from affiliates		321
Investments		1,548
Deposits with clearing organizations		10,223
Other assets		2,252
Assets of discontinued operations		169,773
Total assets	**$**	**2,800,090**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	131,888
Customers (including officers)		2,200,835
Due to Parent		29,733
Due to affiliates		17,874
Accrued expenses and other liabilities		2,771
Liabilities of discontinued operations		57,906
Total liabilities		**2,441,007**
Commitments and contingencies *(Note 9)*		
Member's equity		359,083
Total liabilities and member's equity	**$**	**2,800,090**

The accompanying notes are an integral part of this financial statement.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

December 31, 2023

(1) Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by Equitable Holdings, Inc. ("EQH"), the holding company for a diversified financial services organization. The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company is also registered with the Commodity Futures Trading Commission as an introducing broker.

The Company provides custodial services to individual and certain institutional advisory customers of AB. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. *See Note 10, Related Party Transactions*, for a discussion of these related party transactions.

In the fourth quarter of 2022, AB and Société Générale (EURONEXT: GLE, "SocGen"), a leading European bank, announced plans to form a joint venture combining their respective cash equities and research businesses. As a result, the Bernstein Research Services ("BRS") assets and liabilities have been classified as discontinued operations. For further discussion, s*ee Note 13, Discontinued Operations*.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ materially from those estimates.

(b) Recently Adopted Accounting Pronouncements

During 2023, there have been no recently adopted accounting pronouncements or pronouncements not yet adopted that have or are expected to have a material impact on our financial condition.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and cash held in foreign currencies.

(d) Bank Overdrafts

Bank overdrafts represents disbursements in excess of funds on deposit. As balances are deposited through the bank, the Company reduces the bank overdraft liability.

(e)   ***Brokerage Transactions***

Customers' securities transactions are recorded on a settlement date basis. Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the financial statements. The Company has the ability by contract or custom to sell or re-pledge this collateral, and has done so at various times. As of December 31, 2023, there was $122.4 million of re-pledged securities and an additional $112.3 million was available to be re-pledged.

(f)   ***Collateralized Securities Transactions***

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require us to deposit cash collateral with the lender. As of December 31, 2023, cash collateral on deposit with lenders was $23.2 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2023, the Company had $125.1 million cash collateral from borrowers. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral amounts, as appropriate. As of December 31, 2023, there was no allowance provision required for the collateral advanced.

As of December 31, 2023, the Company had $10.2 million of cash on deposit with clearing organizations for trade facilitation purposes. This amount is listed separately on the statement of financial condition.

Current Expected Credit Losses- Receivables from Customers

Receivables from customers are primarily composed of margin loan balances. We consider these financing receivables to be of good credit quality as these receivables are primarily collateralized by the related customer investments.

To estimate expected credit losses on margin loans, we applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the customer's account against those loans. The Company requires, in the event of a decline in the market value of the securities in a margin account, the customer to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the customer. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost basis of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes undercollateralized and the customer fails to deposit additional securities or cash, the Company reserves the right to liquidate the account.

(g)   Loss Contingencies

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

(h)   Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4.0% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company and charged back to the Company.

(i)   Discontinued Operations

The Company classifies assets and liabilities to be sold (disposal group) as held for sale in the period when all of the applicable criteria are met, including: (i) management commits to a plan to sell, (ii) the disposal group is available to sell in its present condition, (iii) there is an active program to locate a buyer, (iv) the disposal group is being actively marketed at a reasonable price in relation to its fair value, (v) significant changes to the plan to sell are unlikely, and (vi) the sale of the disposal group is generally probable of being completed within one year. Management performs an assessment of held for sale at least quarterly or when events or changes in business circumstances indicate that a change in classification may be necessary. Assets and liabilities held for sale are presented separately within the statement of financial condition with any adjustments necessary to measure the disposal group at the lower of its carrying value or fair value less costs to sell. Depreciation of property, plant and equipment and amortization of intangible and right-of-use assets are not recorded while these assets are classified as held for sale. For each reporting period the disposal group remains classified as held for sale, the carrying value of the disposal group is adjusted for subsequent changes in fair value less costs to sell. A loss is recognized for any subsequent decrease in fair value less costs to sell, while a gain is recognized in any subsequent period for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. If, in any period, the carrying value of the disposal group exceeds the estimated fair value less costs to sell, a loss is recognized upon sale rather than an impairment loss.

The Company reports the results of a business as discontinued operations if a disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the business is sold and meets the criteria for being classified as held for sale. Assets and liabilities of a disposal group

related to discontinued operations are presented as discontinued operations within the statement of financial condition. *See Note 13, Discontinued Operations*, for further detail.

(j)   Investments

Investments include an equity investment in a broker dealer exchange membership. This investment is accounted for using the cost method. See *Note 6, Fair Value* for a description of how the Company measures any investments recorded at fair value.

(k)   Debt

AB has an $800.0 million committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders, which matures on October 13, 2026. The Credit Facility was amended and restated on February 9, 2023, to reflect the transition from US LIBOR, which was retired June 30, 2023, to the term Secured Overnight Financial Rate ("SOFR"). Other than this change, there were no significant changes included in the amendment. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $200.0 million; any such increase being subject to the consent of the affected lenders. The Credit Facility is available for AB's and the Company's business purposes. Both AB and the Company can draw directly under the Credit Facility and management may draw on the Credit Facility from time to time. AB has agreed to guarantee the obligations of the Company under the Credit Facility.

As of December 31, 2023, the Company had no amounts outstanding under the Credit Facility. During 2023, the Company did not draw upon the Credit Facility.

The Company currently has five uncommitted lines of credit with five financial institutions. Four of these lines of credit permit us to borrow up to an aggregate of approximately $315.0 million, with AB named as an additional borrower, while the other line has no stated limit. As of December 31, 2023, the Company had no outstanding balance on these lines of credit. The average daily borrowings on the lines of credit during 2023 were $1.1 million with a weighted average interest rate of approximately 7.8%. The Company does not guarantee the debt of AB on any of the lines of credit.

In addition, the Company has a loan agreement with AB, in which the Company may borrow up to an aggregate of $800.0 million. As of December 31, 2023, the Company had no amounts outstanding. Interest rates charged on these borrowings are at a floating rate based on the federal funds rate. Average daily borrowings for loans from AB during 2023 were $140.4 million with a weighted average interest rate charged of 5.0%.

(l)   Subsequent Events

The Company evaluated subsequent events through February 27, 2024, the date the financial statement was available to be issued. No subsequent events were identified.

(3) Cash and Securities segregated under Federal Regulations

As of December 31, 2023, $0.9 billion of U.S. Treasury Bills were segregated in special reserve bank custody accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2023 consisted of the following (in thousands):

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 23,229	$ 125,101
Class action payables	—	6,787
Receivables/payables on unsettled trades	14,987	—
	$ 38,216	$ 131,888

(5) Investments

As of December 31, 2023, investments consisted of the following (in thousands):

Other (cost basis)	$ 1,548
	$ 1,548

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2023 (in thousands):

	Level 1	Level 2	Level 3	Other	Total
Securities segregated (U.S. Treasury Bills)	$ —	$ 867,679	$ —	$ —	$ 867,679
Investments:					
Other investments[1]	—	—	—	1,548	1,548
Total assets measured at fair value	**—**	**867,679**	**—**	**1,548**	**$ 869,227**

[1] Other investments include a broker dealer exchange membership that is not measured at fair value, in accordance with U.S. GAAP.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury Bills: The Company holds U.S. Treasury Bills, which are segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

During the year ended December 31, 2023, we had no transfers between levels. We held no Level 3 securities during the year ended December 31, 2023.

(7) Offsetting Assets and Liabilities

Offsetting of assets as of December 31, 2023 was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial	Financial Instruments Collateral	Cash Collateral Received	Net Amount
Securities borrowed	$ 23,229	$ —	$ 23,229	$ (22,337)	$ —	$ 892

Offsetting of liabilities as of December 31, 2023 was as follows (in thousands):

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral Pledged	Net Amount
Securities loaned	$ 125,101	$ —	$ 125,101	$ (122,369)	$ —	$ 2,732

(8) Income Taxes

The Company is a Limited Liability Company for federal income tax purposes and accordingly, is not subject to federal or state corporate income taxes. However, the Company is subject to a 4.0% New York City UBT.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of significant items compromising the net deferred tax asset is as follows (in thousands):

Deferred tax asset:		
Difference between book and tax basis:		
Deferred compensation plans	$	136
Other differences		(28)
Net deferred tax asset	**$**	**108**

The net deferred tax asset is included in other assets on the statement of financial condition. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

(9) Commitments and Contingencies

Legal and Regulatory Proceedings

The Company may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which may allege substantial damages. It is reasonably possible that we could incur losses pertaining to these matters, but we cannot currently estimate any such losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any individual matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's financial condition or liquidity in any future reporting period.

(10) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2023 of zero and $0.1 million, respectively, represent brokerage margin and cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent.

The Parent utilizes the Company's custodial services for most of its Private Wealth Management accounts and for certain Institutional accounts.

For discussion on the Company's loans with AB, *see Note 2, Significant Accounting Policies, Debt.*

(11) Net Capital Requirement

As a broker-dealer and member organization of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1.0 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2023, the Company had net capital of $316.9 million which was $289.1 million in excess of the minimum net capital requirement of $27.8 million. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies. The net capital calculation is inclusive of amounts classified as both continuing and discontinuing operations.

(12) Risk Management

(a)   Customer Activities

In the normal course of business, the Company's brokerage activities involve the settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally two business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company

in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients, in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's creditworthiness.

In connection with security borrowing and lending arrangements, the Company enters into collateralized agreements, which may result in potential loss in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a portfolio due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

(13) Discontinued Operations

On November 22, 2022, AB and SocGen, a leading European bank, announced plans to form a joint venture combining their respective cash equities and research businesses. The consummation of the joint venture is subject to customary closing conditions, including regulatory clearances. The closing is expected to occur in the first half of 2024. In conjunction with the closure of this transaction, the Company expects to withdraw the capital that has been invested related to the discontinued operations. For the continuing operations, the Company will maintain sufficient capital to ensure regulatory compliance. The assets and liabilities of the Company's research services business ("the disposal group") have been classified as discontinued operations on the statement of financial condition and recorded at the lower of cost or fair value less costs to sell. We recorded no material valuation adjustments to the assets and liabilities classified as discontinued operations.

The following table summarizes the assets and liabilities of the disposal group classified as discontinued operations as of December 31, 2023:

Receivables, net:	
Brokers and dealers	$ 23,931
Customers (including officers)	66,253
Fees	5,842
Investments	6,601
Deposits with clearing organizations	59,622
Other assets	7,524
Total assets of discontinued operations	**$ 169,773**
Payables:	
Brokers and dealers	$ 33,461
Customers (including officers)	16,423
Securities sold not yet purchased	1,171
Accrued expenses and other liabilities	6,543
Accrued compensation and benefits	308
Total liabilities of discontinued operations	**$ 57,906**

The lower of amortized cost or fair value adjustment upon transferring these assets to discontinued operations was not material.